AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

15 December 2006

07020062

SUPPL

RECEIVED
2007 JAN -3 P 12:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 15 December 2006, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB Group ("ACB Scheme") - Proposed Variation to: 1.1) Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and 1.2) Repayment Date of The Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

General Announcement

Ownership transfer to AMSTEEL on 15/12/2006 05:57:17 PM
Submitted by AMSTEEL on 15/12/2006 06:01:48 PM
Reference No AA-061215-6A791

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB GROUP ("ACB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS").

* **Contents :-**

Reference is made to the announcement by ACB on 20 November 2006 regarding the issuance of notices of meetings dated 20 November 2006 to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") to seek, amongst others, the indulgence and the approval of the relevant Bondholders and SPV Debt Holders to vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2006 ("Proposed Variation").

The Board of Directors of ACB wishes to announce that at the meetings of the Bondholders and SPV Debt Holders held earlier today, the resolutions tabled thereat in relation to the Proposed Variation were duly passed.

For further details on the Proposed Variation, shareholders and potential investors are advised to refer to ACB's announcement on 20 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

15 DEC 2006